                                                                    EXHIBIT 99.2

                   ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   TEFRON LTD.

                                 AUGUST 7, 2007

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

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   PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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                                                                     FOR       AGAINST       ABSTAIN

1.   Re-election of Ishay Davidi, Yosef Shiran, Meir Shamir,         [_]         [_]
     Micha Korman, Shirith Kasher and Avi Zigelman as directors and election of Mr. Gillon Beck as a director;

2.   to approve the compensation for our directors;                  [_]         [_]           [_]

3.   to amend the compensation of Yosef Shiran, the Company's        [_]         [_]           [_]
     Chief Executive Officer and a director, under the Management
     Services Agreement;

4.   to amend the Option Agreement with Mr. Yosef Shiran, the        [_]         [_]           [_]
     Company's Chief Executive Officer and a director;

5.   to approve amendments to Article 67 (Indemnity and              [_]         [_]           [_]
     Insurance) of the Company's Articles of Association, which amendments are reflected on ANNEX A attached to the proxy
     statement;

     Do you have a personal interest in this resolution?             [_]         [_]
     (Response required for vote to be counted)

6.   subject to approval of amendment to Article 67 of the           [_]         [_]           [_]
     Company's Articles of Association as proposed in Proposal
     Five, approval of amendments to the letters of
     indemnification that were provided and are to be provided to direc- tors and officers. The amended letters of
     indemnification will be substantial- ly in the form attached as ANNEX B to the proxy statement (English transla- tion of original Hebrew);

     Do you have a personal interest in this resolution?             [_]         [_]
     (Response required for vote to be counted)

7.   to approve the granting of a final annual dividend in the       [_]         [_]           [_]
     sum of $10 mil- lion (which was paid during 2006) in
     accordance with the Company's Articles of Association; and

8.   to ratify the appointment of Kost Forer Gabbay & Kasierer, a    [_]         [_]           [_]
     member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2007 and for
     the period until the next Annual General Meeting of the
     shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the
     auditors' compensation.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes
to the registered name(s) on the account may not be submitted via this method.   [_]

Signature of Shareholder ___________________ Date: _________

Signature of Shareholder ___________________ Date: _________

     NOTE:     Please sign exactly as your name or names appear on this Proxy.
               When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or
               guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                      PROXY

                                   TEFRON LTD.

                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON AUGUST 7, 2007

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mr. Asaf Alperovitz and Ms. Michal Baumwald, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tefron Ltd. (the "Company"), standing in the name of the undersigned at the close of business on July 2, 2007, at the
General Meeting of Shareholders of the Company to be held at the Company's offices, Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel, on August
7, 2007 at 11:00 a.m. (Israel time) and at any and all adjourn- ments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED.
TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO
INSTRUCTIONS TO THE CONTRARY ARE INDICATED, THE SHARES WILL BE VOTED "FOR" ALL
THE PROPOSALS, AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES ON SUCH
OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)